EPIC Medicor Corporation
1623 TRADEWINDS LANE
NEWPORT BEACH, CA O2660

03/03/2016

Jonathan Burr
Division of Corporation Finance
Securities Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549

 RE: EPIC Medicor Corporation
  Draft Offering Statement on Form 1 - A
  Submitted May 20, 2016
  CIK No. 0001673430
    File No. 024-10584

Dear Mr. Burr:

On behalf of EPIC Medicor Corporation (the "Company"), I hereby request acceleration of the effective date and time of the abovereferenced offering statement to 5:00 p.m., Eastern Time, Monday, August 8, 2016, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

    Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing.

    The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing.

     The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (949) 232-7694 with any questions. Also, please notify me when this request for acceleration has been granted.

Sincerely,

/s/Ronald S. Tucker
Ronald S. Tucker, CEO